UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTELLIGENT SYSTEMS CORPORATION

(Exact name of Registrant as specified in its charter)

Georgia	1-9330	58-1964787
(State or other jurisdiction	Commission file number	(I.R.S. Employer Identification No.)
of incorporation or organization)

4355 Shackleford Road, Norcross, Georgia		30093
(Address of principal executive offices)		(Zip Code)

Bonnie Herron, 770-381-2900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies.

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01      Conflict Minerals Disclosure and Report

The Registrant manufactures certain products that it believes may contain one or more conflict minerals that are necessary to the functionality of the manufactured product. Based on the Registrant’s reasonable country of origin inquiry, the Registrant has no reason to believe that any conflict minerals used in its products may have originated in the Democratic Republic of the Congo or any adjoining country. Our conclusion is based upon the inquiry described below:

Conflict Minerals Disclosure

ChemFree Corporation, a subsidiary of the Registrant, manufactures bio-remediating parts washer systems. The Registrant believes that certain necessary parts used in the manufacture of these products may contain conflict minerals, specifically tantalum, tin, tungsten or gold. Based on the Registrant’s reasonable country of origin inquiry, the Registrant has no reason to believe that any conflict minerals used in its products may have originated in the Democratic Republic of the Congo or any adjoining country.

This belief is based on a reasonable inquiry and due diligence process conducted by the Registrant involving the following steps:

1.

Analysis of its bills of material and suppliers to identify parts and subassemblies that it believes could contain one or more conflict minerals, specifically tantalum, tin, tungsten and gold which may be used in certain electronic components or mechanical subassemblies.

2.

The analysis identified 26 suppliers that supplied 81 parts or subassemblies that may contain conflict minerals. Most of the parts acquired are off-the-shelf components although several are made to the company’s specifications (primarily concerned with physical dimensions)

3.

Sent letters of enquiry to each of the identified suppliers asking for written confirmation of any conflict materials used in the part supplied and, if present, whether the country of origin for the conflict minerals was the Democratic Republic of the Congo or an adjacent country.

4.	Reviewed the website of suppliers for any publicly available Conflict Minerals Report.
5.	For suppliers that did not reply to the first enquiry, made two additional attempts including by email and telephone over a four month period, to solicit a response.
6.

Received replies from all but 4 suppliers, representing an 85% response rate with all replies received confirming that no conflict minerals were used in and/or sourced from the Democratic Republic of Congo or adjacent countries.

The Registrant believes that its due diligence process was conducted in good faith, that it was reasonable in scope given the relatively small size of its manufacturing operations and that the results provide a reasonable basis for its conclusion.

The Registrant has posted this Conflict Minerals Disclosure on its website at www.intelsys.com.

[Signature on following page.]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2014	INTELLIGENT SYSTEMS CORPORATION
(Registrant)

	By:	/s/ Bonnie L. Herron
Bonnie L. Herron
Chief Financial Officer

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